December 1, 2017

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Bridgewater Bancshares, Inc.
Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Bridgewater Bancshares, Inc. (the “Company”), we are confidentially submitting to the U.S. Securities and Exchange Commission (the “SEC”) a draft Registration Statement on Form S-1 (the “Registration Statement”) for confidential non-public review by the staff of the SEC, pursuant to Section 6(e) of the Securities Act of 1933, as amended. The Registration Statement relates to the proposed initial public offering of the Company’s common stock (“IPO”).

The Company qualifies as an “emerging growth company,” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended.  Pursuant to Section 71003 of the Fixing America’s Surface Transportation (FAST) Act and based on recent guidance issued by the SEC in connection therewith—specifically Securities Act Forms—Question 101.04 of the SEC’s Compliance and Disclosure Interpretations issued on August 17, 2017—the Company is omitting from the Registration Statement its annual financial statements as of and for the year ended December 31, 2015.  The Company reasonably believes that it will commence its IPO in 2018, when annual financial information for its fiscal years 2016 and 2017 will be required to and will be included in the Registration Statement. The Company has included in the Registration Statement interim financial information as of and for the periods ended September 30, 2017 and 2016, for comparison purposes.

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If you have questions concerning this submission or require any additional information, please feel free to contact me directly at (312) 629-5143.

Sincerely,

/s/ Joseph T. Ceithaml

Joseph T. Ceithaml

cc:                                Jerry Baack, Bridgewater Bancshares, Inc.

200 West Madison Street, Suite 3900   |   Chicago, Illinois 60606   |   T. 312.984.3100   |   F. 312.984.3150   |   bfkn.com